EXHIBIT (12)
                       SPRINT CORPORATION
  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
                      (Dollars in Millions)



                              Three Months Ended  Nine Months Ended
                                 September 30,     September 30,
                                 1994    1993      1994     1993

Earnings
Income from continuing
operations                    $ 230.1 $ 136.7   $ 677.1   $290.5
Capitalized interest             (2.5)   (1.1)     (5.3)    (6.1)
Income tax provision            132.3    96.4     389.2    190.1

Subtotal                        359.9   232.0   1,061.0    474.5

Fixed charges
Interest charges                101.1   115.3     305.0    351.2
Interest factor of operating
rents                            29.2    31.1      85.1     90.1
Pre-tax cost of preferred stock
dividends of subsidiaries         0.2     0.7       0.7      1.3

Total fixed charges             130.5   147.1     390.8    442.6

Earnings, as adjusted         $ 490.4 $ 379.1  $1,451.8   $917.1

Ratio of earnings to fixed
charges                          3.76    2.58(1)   3.71     2.07(1)


(1) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring merger, integration and restructuring costs of $44.5 million and $292.5 million recorded during the third quarter and first nine months of 1993. In the absence of the nonrecurring costs, the ratios of earnings to fixed charges would have been 2.88 and 2.73 for the third quarter and first nine months of 1993, respectively.

Note: The above ratios have been computed by dividing fixed charges into the sum of (a) income from continuing operations less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses), the interest factor of operating rents and the pre-tax cost of preferred stock dividends of subsidiaries.